Exhibit 97.1
OUTFRONT MEDIA INC.

EXECUTIVE INCENTIVE COMPENSATION RECOUPMENT POLICY
Adopted October 24, 2023

Overview
The Board of Directors (“Board”) of OUTFRONT Media Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that helps ensure that Incentive Compensation (as defined below) is paid based on accurate financial and operating data and the correct calculation of the Company’s performance against incentive targets. The Compensation Committee of the Board (the “Compensation Committee”) and the Board have therefore adopted this policy (the “Policy”), which provides for the recoupment of certain executive compensation in the event of certain accounting restatements, in accordance with the rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) and the rules of any national securities exchange on which the Company’s securities are listed, including the New York Stock Exchange (“NYSE”). This Policy replaces and supersedes the OUTFRONT Media Inc. Executive Incentive Compensation Recoupment Policy adopted on December 8, 2017, with respect to Incentive Compensation Received after the Effective Date (as such terms are defined below).
Administration of this Policy
This Policy is intended to comply with the listing requirements of the NYSE and related SEC rules and shall be interpreted in a manner consistent with those requirements. This Policy shall be administered by the Board or, to the extent designated by the Board, the Compensation Committee, in which case, as necessary or appropriate, references herein to the Board shall be deemed references to the Compensation Committee. The Board is authorized, except to the extent prohibited by this Policy, to make such reasonable determinations and interpretations and to take such reasonable actions in connection with this Policy as it deems necessary, appropriate or advisable. Any determinations made by the Board shall be final, binding and conclusive on all affected individuals.
Covered Executives
This Policy applies to the Company’s current and former “officers,” as defined under Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as determined by the Board, including the Company’s chief executive officer, president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company, and any other person designated by the Board as a “Covered Executive” for the purpose of this Policy (“Covered Executives”).

Incentive Compensation
For the purposes of this Policy, “Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon one or more Financial Reporting Measures (as defined below), including: (i) annual or other short-term incentive awards (in cash or otherwise); (ii) stock options, stock appreciation rights, performance shares, performance-based restricted stock or restricted stock units, or other performance-based equity or equity-based awards) (plus any amounts attributable to such awards) earned, paid or granted under the Company’s long-term incentive and/or equity compensation programs; and (iii) any other incentive compensation earned, paid or granted in respect of the Company’s performance pursuant to an “incentive plan,” as such term is defined for purposes of Regulation S-K under the Exchange Act, plus any gain actually realized on any such compensation; provided, however, that the above shall not include (i) salaries (except to the extent any increase in salary is earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal); (ii) bonuses paid solely at the discretion of the Compensation Committee that are not paid from a funding pool that is determined by satisfying one or more Financial Reporting Measures; (iii) bonuses paid solely upon satisfying one or more qualitative standards and/or completion of a specified employment period; (iv) non-equity incentive plan awards earned solely upon satisfying one or more strategic transaction measures or operational measures; and (v) equity awards for which the grant is not contingent upon achieving one or more Financial Reporting Measures and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more non-financial measures.
For the purposes of this Policy, “Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived in whole or in part from such measures, as well as stock price and total shareholder return (“TSR”).
Recoupment Process and Procedures
Notwithstanding the misconduct, fault or responsibility of any Covered Executive, in the event the Company is required to prepare an Accounting Restatement (as defined below), the Company shall reasonably promptly recoup (on a pre-tax basis) from each Covered Executive all Excess Incentive Compensation (as defined below) Received (as defined below) during the Recoupment Period.
“Accounting Restatement” means (i) correcting an error in previously issued financial statements that is material to the previously issued financial statements and/or (ii) correcting an error that was not material to previously issued financial statements, but that would result in a material misstatement in the current period if (1) the error was left uncorrected in the current report or (2) the error correction was recognized only in the current period, in each case, due to material noncompliance of the Company with any financial reporting requirement under the securities laws. For the purposes of this Policy, an Accounting Restatement shall not include (i) retrospective application of a change in accounting principle; (ii) retrospective revisions to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) retrospective reclassification due to a discontinued operation; (iv) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; (v) retrospective revisions for stock splits, reverse stock splits, stock dividends or other changes in the Company’s capital structure; and (vi) any out-of-period adjustment to correct an error that is immaterial to the previously issued financial statements and the correction of the error is immaterial to the current period and that is otherwise not an Accounting Restatement.
“Excess Incentive Compensation” means the amount of Incentive Compensation Received by a Covered Executive in excess, as determined by the Board upon recommendation of the Compensation Committee, of the amount of Incentive Compensation that would have been Received by the Covered Executive had such Incentive Compensation been determined based on the restated financial results resulting from the Accounting Restatement (computed on a pre-tax basis). For any Incentive Compensation based on stock price or TSR metrics, where the amount of Excess Incentive Compensation may not be subject to mathematical calculation directly from the information in the Accounting Restatement, Excess Incentive Compensation will be based on the Board’s reasonable and documented estimate (upon recommendation of the Compensation Committee) of the effects of the Accounting Restatement on the stock price or TSR metric, as applicable.
“Received” shall mean Incentive Compensation that is received by a Covered Executive (i) on or after the Effective Date notwithstanding if any Incentive Compensation is received pursuant to any pre-existing contract or arrangement with the Company, and (ii) in the period in which the performance measure related to the Incentive Compensation that must be achieved is attained or satisfied, even if the grant date or actual payment date occurs after the end of that period. For example, if the performance target for an award is based on performance metrics for the year ended December 31, 2023, the award will be deemed to have been received in 2023 even if paid in 2024.
“Recoupment Period” means the three completed fiscal years preceding the earlier of (i) the date the Board, a committee of the Board and/or Covered Employee concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
    This Policy shall apply to Incentive Compensation that is Received by Covered Executives (i) after such Covered Executive began service as a Covered Executive and (ii) if such Covered Executive served as a Covered Executive at any time during the Recoupment Period, even if such Covered Executive is no longer a Company employee or a Covered Executive at the time of recoupment.
The Board will determine, in its sole discretion, the methods for recouping Excess Incentive Compensation hereunder, which methods may include, without limitation except if any method would not comply with Section 409A of the Internal Revenue Code of 1986, as amended: (i) requiring reimbursement of cash Incentive Compensation previously paid; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards; (iii) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by law, as determined by the Board.
Impracticability
Recoupment of any Excess Incentive Compensation will be conducted in accordance with this Policy, and shall not be conducted if the Compensation Committee determines such recoupment would be impracticable and one of the following conditions are met: (i) after making a reasonable and documented attempt to recoup Excess Incentive Compensation, the Compensation Committee determines that the direct expenses that would be paid to a third party to assist in enforcing the Policy would exceed the amount to be recouped; (ii) the Compensation Committee determines that recoupment would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder; or (iii) based on an opinion of home country counsel acceptable to the NYSE, the Compensation Committee determines that recovery would violate a home country law adopted prior to November 28, 2022.
No Indemnification
The Company shall not indemnify any Covered Executives against, or pay the premiums for any insurance policy to cover, losses incurred under this Policy.
Effective Date
This Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply to all Incentive Compensation that is received on or after the Effective Date.
Amendment; Termination
The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with any rules or standards adopted by the SEC and the national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.
Other Laws/Rights of the Company
The Board intends that this Policy will be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy.
The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date, or other compensatory agreement or arrangement, shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this

Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy or in any employment agreement, equity award agreement or similar agreement, and any other legal or equitable remedies available to the Company. There shall be no duplication of recovery under this Policy and any of 15 U.S.C. Section 7243 (Section 304 of The Sarbanes-Oxley Act of 2002) or Section 10D of the Exchange Act.
Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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